November 4, 2019

Robert Roosa
Chief Executive Officer
Brigham Minerals, Inc.
5914 W. Courtyard Drive, Suite 150
Austin, Texas 78730

       Re: Brigham Minerals, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 31, 2019
           CIK No. 0001745797

Dear Mr. Roosa:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:    Thomas Zentner, Esq.